Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
INCO OBTAINS U.S. REGULATORY CLEARANCE
OF OFFER FOR FALCONBRIDGE LIMITED

UPDATE ON EUROPEAN COMMISSION CLEARANCE PROCESS
Toronto, June 23, 2006 — Inco Limited (TSX, NYSE:N) announced today that it and Falconbridge Limited (TSX, NYSE:FAL) have reached a definitive agreement with the U.S. Department of Justice (DOJ) on a remedy, consistent with what they had been discussing with the DOJ and the European Commission (the Commission) as previously outlined on June 7, 2006, to address potential competition issues related to Inco’s pending acquisition of Falconbridge and provide for the DOJ’s clearance of this transaction. The remedy consists of the sale to LionOre Mining International Ltd. (TSX: LIM, LSE:LOR, ASX:LIM, BSE:LIONORE) of Falconbridge’s Nikkelverk refinery in Norway and the Falconbridge marketing and custom feed organizations that market and sell the finished nickel and other products produced at Nikkelverk and obtain third-party feeds for this facility. In addition, the sale will include an agreement to supply up to 60,000 tonnes of nickel in matte annually, approximately equivalent to the current volume of feed provided by Falconbridge’s operations to this refinery, for up to ten years. As previously indicated, the closing of this sale is conditioned on, and expected to be completed upon receipt of, the clearance by both the DOJ and the Commission of the pending acquisition of Falconbridge by Inco, as well as Inco taking up and paying for Falconbridge shares pursuant to its offer and certain other standard terms and conditions to closing.
The terms of the agreement on this remedy are set forth in a final judgment that has been filed today in the United States District Court for the District of Columbia. Formal clearance of the acquisition will also be granted today through “early termination” of the applicable waiting period under the U.S. Hart-Scott-Rodino Act.

“We are pleased with the conclusion of the U.S. Department of Justice’s review and clearance of the pending combination of Inco and Falconbridge and that we are now one step closer to completing the acquisition,” said Scott Hand, Chairman and CEO.
Inco and Falconbridge have continued their discussions with the Commission on the final terms of this same remedy. Inco and Falconbridge currently expect that the Commission will issue their decision on whether the acquisition will be cleared based upon this remedy by July 12, 2006 and believe that the transaction will be cleared by the Commission on the basis of this remedy.
Cautionary Statement Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding Inco’s offer to purchase all of the common shares of Falconbridge Limited, including statements regarding the anticipated timing of achievement of milestones in the regulatory clearance process. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, the risks that Inco will not be able to obtain the required approvals or clearances from regulatory agencies and bodies on a timely basis, or divestitures or other remedies required by regulatory agencies may not be acceptable or may not be completed in a timely manner, and other risk factors listed from time to time in Inco’s and Falconbridge’s reports filed with the U.S. Securities and Exchange Commission. The forward-looking statements included in this release represent Inco’s views as of the date of this release. While Inco anticipates that subsequent events and developments may cause its views to change, it specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing its views as of any date subsequent to the date of this release.
Important Legal Information
This presentation may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the U.S. Securities and Exchange

Commission (“SEC”), on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and has filed amendments thereto, and will file further amendments thereto as required, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE CANADIAN SECURITIES REGULATORS OR THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders may obtain copies of the Directors’ Circular, the registration statement, the Solicitation/Recommendation Statement and Inco’s and Falconbridge’s other public filings made from time to time by Inco and Falconbridge with the Canadian Securities Regulators, at www.sedar.com, and the SEC free of charge at the SEC’s web site, www.sec.gov. In addition, documents filed with the Canadian and U.S. regulators by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.

June 23, 2006
IN 06/25
For further information:

Media Relations:	Steve Mitchell (416) 361-7950
Investor Relations:	Sandra Scott (416) 361-7758
or www.inco.com